Filed Pursuant to Rule 433

Registration No. 333-269836

May 13, 2024

Pricing Term Sheet

Johnson & Johnson

4.800% Notes due 2029

4.900% Notes due 2031

4.950% Notes due 2034

5.250% Notes due 2054

Issuer:	Johnson & Johnson

Security:	4.800% Notes due 2029	4.900% Notes due 2031	4.950% Notes due 2034	5.250% Notes due 2054

Size:	$1,150,000,000	$1,150,000,000	$850,000,000	$850,000,000

Maturity Date:	June 1, 2029	June 1, 2031	June 1, 2034	June 1, 2054

Coupon:	4.800%	4.900%	4.950%	5.250%

Interest Payment Dates:	Paid semi-annually on June 1 and December 1, commencing December 1, 2024	Paid semi-annually on June 1 and December 1, commencing December 1, 2024	Paid semi-annually on June 1 and December 1, commencing December 1, 2024	Paid semi-annually on June 1 and December 1, commencing December 1, 2024

Price to Public:	99.879%	99.910%	99.943%	99.923%

Underwriting Discount:	0.300%	0.350%	0.400%	0.750%

Benchmark Treasury:	4.625% due April 30, 2029	4.625% due April 30, 2031	4.375% due May 15, 2034	4.250% due February 15, 2054

Benchmark Treasury Price and Yield:	100-16+, 4.507%	100-24+, 4.495%	99-03+, 4.487%	93-26, 4.635%

Spread to Benchmark Treasury:	32 bps	42 bps	47 bps	62 bps

Yield:	4.827%	4.915%	4.957%	5.255%

Make-Whole Call:	Treasury +5 bps prior to May 1, 2029	Treasury +10 bps prior to April 1, 2031	Treasury +10 bps prior to March 1, 2034	Treasury +10 bps prior to December 1, 2053

Par Call:	Any time on or after May 1, 2029, at 100%	Any time on or after April 1, 2031, at 100%	Any time on or after March 1, 2034, at 100%	Any time on or after December 1, 2053, at 100%

Trade Date:	May 13, 2024

Expected Settlement Date*:	May 20, 2024 (T+5)

CUSIP:	478160CU6	478160CV4	478160CW2	478160CX0

ISIN:	US478160CU63	US478160CV47	US478160CW20	US478160CX03

Expected Ratings**:	Aaa (stable) (Moody’s) / AAA (negative) (S&P)

Use of Proceeds:	The Company intends to use the net proceeds of the offering of notes, together with the proceeds from the concurrent euro notes offering, borrowings under the Company’s commercial paper program and cash on hand, to fund the recently announced acquisition of Shockwave Medical, Inc., a company that provides intravascular lithotripsy (IVL) technology for the treatment of calcified coronary artery disease and peripheral artery disease. The acquisition is subject to the receipt of Shockwave’s shareholder approval, as well as the receipt of applicable regulatory approvals and other customary closing conditions. Any net proceeds not so applied will be used for general corporate purposes.

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

NatWest Markets Securities Inc.

RBC Capital Markets, LLC

Senior Co-Managers:	ING Financial Markets LLC Santander US Capital Markets LLC UBS Securities LLC UniCredit Capital Markets LLC

Co-Managers:

BBVA Securities Inc.

Intesa Sanpaolo IMI Securities Corp.

MUFG Securities Americas Inc.

Standard Chartered Bank

Academy Securities, Inc.

R Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

*

We expect to deliver the notes against payment therefor on or about May 20, 2024, which will be the fifth business day following the date of the pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day preceding the settlement date should consult their own advisers.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. This pricing term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated May 13, 2024 and the accompanying prospectus dated February 16, 2023 and the documents incorporated by reference therein.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. at 1-800-294-1322 or Citigroup Global Markets Inc. at 1-800-831-9146.